Filed by Linear Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Linear Technology Corporation

Commission File Number: 000-14864

The following are excerpts of talking points that Linear Technology Corporation made available for communications with its employees, customers and distributors.

General

•	Linear Technology’s Board of Directors is confident that this transaction with Analog Devices advances our objectives: to deliver superior value for our shareholders as well as compelling benefits to our other stakeholders.

•	This is an enormous opportunity for our company and employees.

What We Announced

•	Analog Devices is a leading multinational semiconductor company specializing in data conversion and signal processing technology.

Why This Transaction Makes Sense

•	This transaction brings together two highly complementary companies.

•	These two highly complementary companies will drive continued long-term success and create a leader across analog semiconductor and integrated circuit disciplines.

•	By combining our two companies, we will bring together the companies’ complementary product portfolios spanning leading-edge power management technology, signal chain solutions, and deep expertise in radio frequency, amplifiers, and data conversion and will be better positioned to deliver the integrated analog solutions and services our customers are increasingly demanding.

•	This transaction is the 6th largest semiconductor acquisition ever (after ARM, Broadcom, Altera, SanDisk and Freescale).

•	The combined entity will have a $30 billion enterprise value.

•	In addition to the compelling cash value, Linear Technology shareholders will have the opportunity to participate in upside potential inherent in the combination through the stock component of the transaction consideration.

•	Rest assured, as part of Analog Devices, Linear Technology will continue to advance breakthrough technology and deliver innovative analog solutions to our customers around the world.

•	Analog Devices is looking forward to welcoming Linear Technology employees, and is committed to supporting our continued success.

What This Means for Employees

•	Analog Devices is looking forward to welcoming Linear Technology employees. You will be hearing from Analog CEO Vince Roche soon.

Closing

•	Your company has been an important contributor to Linear Technology’s success, and I hope you also recognize the compelling benefits of bringing together Analog Devices and Linear Technology to create the industry’s most comprehensive suite of high performance analog offerings.

Why are you merging with Analog Devices?

•	We believe an expanded portfolio of complementary products and technical capabilities as well as additional scale will translate to a much greater value for all of our customers.

•	Again, Linear Technology’s combination with Analog Devices provides us with an opportunity to accelerate our core strategy, adding our capabilities and customer support expertise to Analog Devices’ already strong global platform.

•	Together, our highly complementary product portfolios will create the industry’s most comprehensive suite of high performance analog solutions.

Forward Looking Statements

This communication contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the transaction between Analog Devices, Inc. (“Analog Devices”) and Linear Technology Corporation (“Linear Technology”), the expected benefits and synergies of the transaction, Analog Devices’ and Linear Technology’s plans, objectives and expectations and Analog Devices’ expected product offerings, product development, marketing position and technical advances resulting from the transaction. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all, including the potential for regulatory authorities to require divestitures in connection with the proposed transaction; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear Technology’s business may not be successfully integrated with Analog Devices’ following the closing; the risk that Analog Devices and Linear Technology will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear Technology’s or Analog Devices’ business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Analog Devices’ and Linear Technology’s filings with the Securities and Exchange Commission

(“SEC”), including the risk factors contained in each of Analog Devices’ and Linear Technology’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain. Except as required by law, we do not undertake any obligation to update forward-looking statements made by us to reflect subsequent events or circumstances.

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear Technology intend to file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that will include a prospectus of Analog Devices and a proxy statement of Linear Technology (the “proxy statement/prospectus”). Investors and security holders of Linear Technology are urged to carefully read the entire registration statement and proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they will contain important information about Analog Devices, Linear Technology and the proposed transaction. A definitive proxy statement/prospectus will be sent to Linear Technology’s stockholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear Technology with the SEC may be obtained free of charge at Linear Technology’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear Technology by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Participants in the Solicitation

Linear Technology, Analog Devices and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from Linear Technology stockholders in connection with the proposed transaction. Information regarding the persons who may be deemed to be participants in the solicitation of Linear Technology stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Analog Devices and their ownership of Analog Devices common stock is set forth in the definitive proxy statement for the Analog Devices’ 2016 annual meeting of shareholders, as previously filed with the SEC on January 28, 2016. Information about the directors and executive officers of Linear Technology and their ownership of Linear Technology common stock is set forth in the definitive proxy statement for Linear Technology’s 2015 annual meeting of stockholders, as previously filed with the SEC on September 17, 2015. Free copies of these documents may be obtained as described in the paragraph above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.